21200 Oxnard St. #6630

Woodland Hills, CA 91367

August 6, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Becky Chow,Stephen Krikorian, Mitchell Austin or Jan Woo

Re:	Palisades Ventures Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 29, 2024
File No: 333-276934

Dear Sir/Madam:

This letter sets forth the Company’s response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated August 6, 2024 (the “Comment Letter”), pertaining to the Company’s Registration Statement on Form S-1, filed on July 29, 2024 (the “Form S-1 Amendment 2”). The Company’s responses to the Staff’s comments contained in the Comment Letter are set out herein in the order in which the comments were set out in the Comment Letter and are numbered accordingly and for ease of reference, each of the Staff’s comments is reproduced below in bold.

Amendment No. 3 to Registration Statement on Form S-1

General

1.	We note the revisions made in response to prior comment 2. Please revise to further clarify the following:
•	Clarify how many of the 1,613 shareholders of record of CorpTech own fewer than 120 shares;
•	Explain what will happen to these shareholders, including whether these shareholders will receive cash in lieu of fractional shares of Palisade Ventures; and
•	You state that for all CorpTech Holdings shares held equal to, or in excess of 120 shares, any resulting fractional shares of Palisades Venture to be distributed will be rounded up to the next full share. Further clarify your definition of "round up." For example, clarify whether a CorpTech shareholder with 121 shares will receive 2 shares of Palisades Venture or only 1 share.

Response: We made further clarifications as requested above on page 3 under PROSPECTUS and page 8 under ABOUT THIS OFFERING.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 818-465-1295 or by emailing Orie@4service.com.

Sincerely,

/s/ Orie Rechtman
Orie Rechtman
Chief Executive Officer

cc:	Gary L. Blum